Exhibit (a)(5)(iii)
NEWS RELEASE for August 24, 2005 at 7:35 AM EDT

Contact:	Allen & Caron Inc.	or	Tarragon Corporation
	Joe Allen (investors)		William S. Friedman
	joe@allencaron.com		wfriedman@tarragoncorp.com
	(212) 691-8087		(212) 949-5000
Brian Kennedy (media)
brian@allencaron.com
(212) 691-8087
TARRAGON CORPORATION ANNOUNCES FINAL RESULTS OF OFFER TO CONVERT
CONVERTIBLE NOTES
NEW YORK CITY (August 24, 2005) ... Tarragon Corporation (Nasdaq:TARR), an urban homebuilder specializing in the development and marketing of high-density residential communities, announced the completion of its previously announced offer to convert its 8.00% Senior Convertible Notes Due 2009.
A total of $54.25 million aggregate principal amount of convertible notes, representing 90.4% of the outstanding convertible notes, was validly tendered prior to the expiration of the offer to convert at 5:00 p.m. on August 23, 2005. Holders who tendered their convertible notes for conversion prior to the expiration of the offer to convert are entitled to receive 81.6993 shares of Tarragon common stock and $80 in cash for each $1,000 principal amount of convertible notes they validly tendered for conversion, plus accrued and unpaid interest up to, but excluding, the expiration date, payable in cash. Tarragon has accepted all validly tendered convertible notes and has instructed the conversion agent to promptly issue an aggregate of approximately 4.4 million shares of common stock and pay approximately $6.2 million in cash to the holders of the tendered convertible notes. As provided in the offer documents, Tarragon will not accept convertible notes that are tendered for conversion after the expiration of the offer to convert.
This press release is not an offer or solicitation for the conversion of the convertible notes (CUSIP No. 876287 AC 7; CUSIP No. 876287 AE 3) into common stock. The offer to convert was made only on the terms and subject to the conditions described in the tender offer statement (including an amended and restated offering circular, a related letter of transmittal and other offer documents), as amended, filed with the Securities and Exchange Commission. The tender offer statement, as amended, has been made available to all holders of the securities at no expense to them. The tender offer statement, as amended, is also available at no charge on the Securities and Exchange Commission’s Web site at www.sec.gov.
About Tarragon Corporation
Tarragon Corporation is a leading homebuilder specializing in the development and marketing of residential communities in high-density, urban locations. The Company’s operations are concentrated in four core markets: Florida, the Northeast, Texas and Tennessee. To learn more about Tarragon Corporation, visit: www.tarragoncorp.com.
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